Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE ON JUNE 27, 2006

STORM CAT ENERGY CORPORATION ANNOUNCES APPROVAL OF TORONTO STOCK EXCHANGE LISTING

CALGARY and DENVER — (PR Newswire) — June 27, 2006 — Storm Cat Energy Corporation (AMEX: SCU; TSX.V: SME) today announced that effective June 29, 2006, shares of its common stock will commence trading on the Toronto Stock Exchange (TSX) under the symbol “SME.”  A total of 83,399,246 common shares of the Company will be listed on the TSX, of which 66,372,396 will be available for trading, with 17,026,850 common shares reserved for future issue. Trading of the Company’s common shares on the TSX Venture Exchange (TSXV) will cease as of the close of trading on June 28, 2006 and will be de-listed from the TSXV at the market opening of the TSX on June 29, 2006.

In addition, common shares of Storm Cat Energy will continue to trade on the American Stock Exchange under the symbol “SCU.”

Management Comment

J. Scott Zimmerman, President and CEO, said: “While our affiliation with the TSXV was an important part of our capital formation since inception, graduating to the primary Canadian exchange is indicative of our growth and operational success in the past 24 months. The fluid TSX trading structure and potential for increased liquidity should allow for improved access to institutional investors. Today’s listing is another benchmark in Storm Cat’s evolution.”

About Storm Cat Energy

Storm Cat Energy is an independent oil and gas company focused on the pursuit, exploration and development of large unconventional gas reserves from fractured shales, coal beds and tight sand formations. The Company has producing properties in Wyoming’s Powder River Basin, exploration and development acreage in Canada and Alaska, and high-risk, high-reward exploration acreage in Mongolia. The Company’s shares trade on the American Stock Exchange under the symbol “SCU” and in Canada on the TSX Venture Exchange under the symbol “SME.”

Company Contact:
Scott Zimmerman, President and Chief Executive Officer
Paul Wiesner, Chief Financial Officer

DENVER, COLORADO  1125 17th  Street, Suite 2310  |  Denver, Colorado, USA 80202  |  Tel (303) 991-5070   Fax (303) 991-5075
CALGARY, ALBERTA  Suite 200, 209—8th Avenue  |  Calgary, Alberta, Canada T2P 1B8  |  Tel (403) 451-5070   Fax (403) 451-5075
MONGOLIA  Suite 21, P.M. Amar’s Street 2  |  Tavan Bogd Plaza, Sukhbaatar District  |  Ulaanbaatar, Mongolia  | Tel 976-11-33-0464

Phone: 87-STORMCAT
www.stormcatenergy.com

By Order of the Board of Directors
Storm Cat Energy Corporation

J. Scott Zimmerman
President and Chief Executive Officer

/s/ J. Scott Zimmerman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY
FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.
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